UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

Commission File Number: 333-168126

Nova Scotia Power Incorporated

(Exact name of registrant as specified in its charter)

1894 Barrington Street

Barrington Tower, Scotia Square

P.O. Box 910

Halifax NS B3J 2A8

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA SCOTIA POWER INCORPORATED

Date: November 5, 2010	By:	/s/ Stephen D. Aftanas
	Name:	Stephen D. Aftanas
	Title:	Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Nova Scotia Power Inc. unaudited interim financial statements for the three month and nine month periods ended September 30, 2010

99.2	Nova Scotia Power Inc. Management’s Discussion and Analysis for the three month and nine month periods ended September 30, 2010

99.3	Form 52-109F2 Certification of Interim Filings by the Chief Executive Officer

99.4	Form 52-109F2 Certification of Interim Filings by the Chief Financial Officer

99.5	Nova Scotia Power Inc. Earnings Coverage Ratio on Long-Term Debt for the Twelve Months Ended September 30, 2010

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